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[LETTERHEAD OF COOLEY GODWARD KRONISH LLP]

August 30, 2007

Via Edgar

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:
ARYx Therapeutics, Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

        On behalf of ARYx Therapeutics, Inc. (the "Registrant"), and for the purpose of registering shares of the Registrant's Common Stock with a proposed maximum aggregate offering price of $86,250,000 under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1 (the "Registration Statement"), together with all exhibits thereto (except for exhibits that will be filed by amendment). Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Registrant for five years.

        Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $4,000 was wired to the Securities and Exchange Commission on August 28, 2007, and verification of the receipt of said funds has been received from the SEC.

        In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow when a reviewer has been assigned.

        Please direct any questions or comments regarding this filing to me at (650) 843-5103 or Erik Edwards at (650) 843-5756.

Sincerely,

/s/ JAMES F. FULTON, JR.

James F. Fulton, Jr.

cc:
Paul Goddard, Chief Executive Officer of the Registrant
Bruce K. Dallas, Esq., Davis Polk & Wardwell
Erik Edwards, Esq., Cooley Godward Kronish LLP

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